

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Brian K. Kistler
Chief Executive Officer
Freedom Holdings, Inc.
6461 N 100 E
Ossian, IN 46777

> **Re: Freedom Holdings, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed September 27, 2021**
> **File No. 000-52952**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10, filed September 27, 2021

Note 5 - Note Payable, page F-9

1. We note the revisions to your filing as a result of comment 17. Specifically, you disclose that in the event that the Company is unable, the CEO has agreed to make payments on the note payables. Please tell us and revise your filing to clearly disclose whether the CEO's agreement to make payment on the note payables is contractual, and if so, please include these note payable agreements as exhibits to your filing. Additionally, disclose whether the CEO has made any payment(s) during any period presented, and if so, please disclose how you have accounted for these payments.

Note 9 - Subsequent Events, page F-11

2. We note the revisions to your filing as a result of comment 18. Please revise your filing to clearly disclose that your financial statements were retroactively adjusted to reflect the 1 for 5,000 reverse stock split effectuated on July 19, 2021. Additionally, please revise your

income per share amounts presented in your statements of operations to appropriately reflect the reverse stock split.

Statement of Operations, page F-15

3.   We note your response to comment 19. Please tell us and revise your filing to discuss the following:

- The nature of services provided by both Mr. Hunt and Mr. Kistler during both 2019 and 2020 and how it relates to the issuance of Series D preferred stock and stock compensation expense recorded during those two years;
- Explain in what periods services were provided as your response states that between 2015 and 2018 there was no stock compensation paid, however there were services being performed related to your previous shingle recycling efforts;
- Explain in further detail how you determined the fair value of Series D preferred stock issued for the services provided citing the U.S. GAAP guidance considered in making this determination. We note you disclose on page F-21 that that the fair value was determined by management given the illiquid nature and questionable ability to create a present or future market value for these shares; and
- The terms of your Series D preferred stock along with the preferred B shares and preferred A shares as disclosed on page 14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance